Exhibit (a)(5)(F)

Corrected Transcript

06-Apr-2026

Neurocrine Biosciences, Inc. (NBIX)

Acquisition of Soleno Therapeutics by Neurocrine Call

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

CORPORATE PARTICIPANTS

Todd Tushla	Eric S. Benevich
Vice President-Investor Relations, Neurocrine Biosciences, Inc.	Chief Commercial Officer, Neurocrine Biosciences, Inc.

Kyle W. Gano	Matthew C. Abernethy
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.	Chief Financial Officer, Neurocrine Biosciences, Inc.

Samir Siddhanti	Sanjay Keswani
Vice President - Business Development & Strategy, Neurocrine Biosciences, Inc.	Chief Medical Officer, Neurocrine Biosciences, Inc.

OTHER PARTICIPANTS

Charles A. Moore	Cory Kasimov
Analyst, Robert W. Baird & Co., Inc.	Analyst, Evercore ISI

Paul Matteis	Joyce Zhou
Analyst, Stifel, Nicolaus & Co., Inc.	Analyst, JPMorgan Securities LLC

Jeremiah Lorentz	Josh Schimmer
Analyst, BofA Securities, Inc.	Analyst, Cantor Fitzgerald & Co.

Phil Nadeau	Mohit Bansal
Analyst, TD Cowen	Analyst, Wells Fargo Securities LLC

Brian Abrahams	David Amsellem
Analyst, RBC Capital Markets LLC	Analyst, Piper Sandler & Co.

Corinne Johnson
Analyst, Goldman Sachs & Co. LLC

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

MANAGEMENT DISCUSSION SECTION

Operator: Hello and welcome everyone joining today’s Neurocrine to acquire Soleno Therapeutics Conference Call. At this time, all participants are in a listen-only mode. Later, you will have the opportunity to ask questions during the question-and-answer session. [Operator Instructions] Please note, this call is being recorded and we are standing by if you should need any assistance.

It is now my pleasure to turn the meeting over to Todd Tushla, Vice President of Investor Relations. Please go ahead.

Todd Tushla

Vice President-Investor Relations, Neurocrine Biosciences, Inc.

Good Monday morning, everyone. Thanks for joining the Neurocrine Bioscience’s call to discuss our planned acquisition of Soleno Therapeutics. On the call with me are Kyle Gano, Chief Executive Officer and Samir Siddhanti, Vice President of Strategy and Business Development. Kyle and Samir will provide opening comments and then we’ll move to a Q&A session where we’ll also be joined by Matt Abernethy, Chief Financial Officer, Eric Benevich, Chief Commercial Officer; and Sanjay Keswani, our Chief Medical Officer.

Note that we posted today’s slides to the investor’s section of our website at neurocrine.com that you can follow along with for the discussion.

During today’s call, we will be making forward-looking statements about the proposed tender offer for all shares of Soleno Therapeutics and subsequent merger, and the business prospects of Neurocrine, including expectations regarding the tender offers anticipated occurrence, manner and timing, satisfaction of the required conditions to the tender offer and subsequent merger, its potential benefits and financial impact for Neurocrine, our integration plans, the development and potential expansion of Soleno’s commercial product VYKAT XR and other statements that are not historical facts. These statements are subject to certain risks and uncertainties, and our actual results may differ materially, depending on whether the transactions are completed as anticipated, if at all, the number of Soleno’s stockholders that will tender shares in the offer, the possibility of competing offers or acquisition proposals, Neurocrine’s ability to realize the anticipated benefits of the proposed transactions, Neurocrine’s ability to leverage its capabilities to extend the reach of VKYAT XR to more patients and additional factors set forth in the press release issued today and Neurocrine’s filings with the Securities and Exchange Commission.

Further, we will be filing documents related to the tender offer and we encourage you to read them since they will have important information about the tender offer.

With that, I’ll hand the call to Kyle.

Kyle W. Gano

President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Thanks, Todd, and good morning, everyone. We’re pleased to announce that Neurocrine has entered into a definitive agreement to acquire Soleno Therapeutics. This is an important exciting day for our company, our shareholders and employees, and most importantly, for the Prader-Willi syndrome patients and the Prader-Willi syndrome community.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

Let me begin with the key takeaways on slide 4 of today’s presentation. First, Soleno is an exceptional strategic and financial fit with Neurocrine, and this acquisition reinforces Neurocrine’s commitment to delivering therapies that are transformative for patients. The Soleno team has done an outstanding job advancing VYKAT XR demonstrating strong efficacy in a complex disease, with a clean and straightforward label that enables broad utilization.

Importantly, both organizations share a very deep commitment to patients. We believe this unique alignment will enable seamless integration grounded in a patient first mindset.

Second, the acquisition of Soleno will accelerate Neurocrine’s revenue growth and portfolio diversification strategy continue Neurocrine’s evolution and transformation to a leading biopharmaceutical company with multiple first-in-class medicines. The addition of VYKAT XR, a first-in-class treatment for hyperphagia in Prader-Willi syndrome, represents a highly competitive example of our strategy to bring forward novel medicines that are transformative for patients and their families.

Third, the transaction will position Neurocrine to deliver sustained growth and value creation. Soleno immediately increases our top line revenue growth, enabling us to continue to innovate and deliver more medicines for patients. With a strong intellectual property estate, VYKAT XR supports continued innovation, development and long-term value creation.

Slide 5 outlines the attractive financial terms of the transaction under which Neurocrine through a subsidiary will commence a cash tender offer to acquire all the outstanding shares of Soleno at a price of $53 per share, representing a total enterprise transaction value of approximately $2.9 billion. The transaction is not subject to any financing condition and will be funded with cash on hand and we plan to optimize our capital structure by taking on a modest level of pre-payable debt.

We expect the acquisition to deliver meaningful financial benefits, including accelerated revenue growth and enhanced cash flow generation through greater commercial diversification.

On slide 6, you see an overview of Soleno and their product VYKAT XR. We believe VYKAT XR has blockbuster potential given the size of the patient population, the unmet need in Prader-Willi syndrome, and supported by a strong intellectual property estate. We are excited to build on the strong foundation established by the Soleno team and we’ll look to educate and increase awareness in order to help more patients living with Prader-Willi syndrome access effective treatment.

With this addition, our high growth portfolio now totals three first-in-class medicines INGREZZA, CRENESSITY and VYKAT XR. We expect the transaction to be immediately accretive to revenue growth in 2026.

I’ll now turn the call over to Samir Siddhanti, Vice President of Business Development and Strategy, who led the acquisition process.

Samir Siddhanti

Vice President - Business Development & Strategy, Neurocrine Biosciences, Inc.

Thanks, Kyle, and good morning, everyone. Over the next few slides, I’ll briefly cover the product, the disease and the opportunity. Staying on slide 6, VYKAT XR was approved by the FDA in March 2025 and launched in the US in the second quarter. The launch has been strong, generating $190 million in 2025 revenue to Soleno, including $92 million in the fourth quarter alone. This early performance reflects strong physician adoption and more importantly, the meaningful impact VYKAT XR is having on both patients and caregivers. We greatly admire what the Soleno team has accomplished and look forward to building on this foundation to reach more patients.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

Turning to slide 7, Prader-Willi syndrome is a rare, genetic neurodevelopmental disorder affecting approximately 10,000 people in the United States. The disease is characterized by neurological, behavioral, and metabolic dysfunction. Its defining features hyperphagia, a chronic and life-threatening condition marked by a persistent hunger that drives compulsive food seeking behavior and significantly impacts quality of life for both patients and their families. This insatiable hunger is often accompanied by serious behavioral challenges and comorbidities, which can increase mortality.

Given the severity of the condition, there remains a clear need for effective treatments like VYKAT XR.

Turning to slide 8. VYKAT XR is the first and only FDA approved treatment for hyperphagia in patients with Prader-Willi syndrome. By directly addressing the core and most life threatening symptom of the disease, VYKAT XR is positioned to play a central role in treatment. Given this profile, we see a significant opportunity in the US, with a well-defined patient population and high unmet need, Neurocrine’s capabilities addressing diseases at the intersection of neuroscience and endocrinology position us well to expand access and reach more patients. Alongside CRENESSITY in our growing endocrinology pipeline, including NBIP-1435 for CAH and NBIP-2118 for obesity, VYKAT XR will be an important addition to Neurocrine’s portfolio.

I’ll now hand the call back to Kyle.

Kyle W. Gano

President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Thanks, Samir. Turning to slide 9, Neurocrine is well-positioned to expand adoption of VYKAT XR by leveraging our commercial infrastructure and therapeutic expertise across the full spectrum of symptoms experienced by individuals with Prader-Willi syndrome. With continued growth from INGREZZA, a strong early launch trajectory for CRENESSITY and now the addition of VYKAT XR, we are excited to have three growing medicines that have achieved or we believe will achieve blockbuster status.

Slide 10 reflects our continued enterprise-wide momentum and disciplined approach across commercial, R&D and financial priorities, as well as the key pipeline milestones in 2026 that will build on the strong foundation we’ve established across the business.

Lastly, slide 11 outlines how this acquisition strengthens our leadership position in endocrinology and rare disease, and enhances our ability to deliver sustained growth and value.

With that, let’s open up the line for questions.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And we’ll take our first question from Paul Matteis with Stifel. Apologies, we’ll move to Brian Skorney with Baird. Your line is open.

Charles A. Moore	Q
Analyst, Robert W. Baird & Co., Inc.

Hey, guys. Thanks for taking the question and congratulations on the deal here. This is Charlie on for Brian. So, we were just wondering, as you think about the landscape out there, there are a few competitive assets in development for Prader-Willi it’s the growing area of interest. So, could you just talk to us about your confidence in the competitive profile here and where you see the landscape going in the next few years? Thank you.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Thanks, Charlie, appreciate the question this morning. I think I’ll let Samir fill this question.

Samir Siddhanti	A
Vice President - Business Development & Strategy, Neurocrine Biosciences, Inc.

Hi, Charlie. Thanks for the question. Let me just start by saying that we’re really excited about this transaction. We’ve been following this company and space for some time, and this sits right at the intersection of neuro and endo. So, it really couldn’t be a better strategic fit for us here.

We had a thorough due diligence process that included evaluating the competitive landscape. We’ve been tracking that very closely. There’s unfortunately been some setbacks in this space over the last 12 months. We feel good about where this asset is positioned to be a best and first-in-class treatment for PWS.

Charles A. Moore	Q
Analyst, Robert W. Baird & Co., Inc.

Thank you.

Operator: We’ll move next to Paul Matteis with Stifel. Your line is open.

Paul Matteis	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Hey, thanks for taking my question. Not sure what happened there. Two quick things. One, can you guys talk about the diligence you did that made you confident on VYKAT’s persistence on a go forward basis? And two, does the deal value here, credit anything in Europe? And what are your thoughts on approval prospects there? Thank you.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Thanks, Paul, appreciate the questions here. Maybe just to catch up on the diligence piece. This was a regular – rigorous diligence process that we undertook. We are well situated to review programs and assets in endocrinology space. Given our team that developed CRENESSITY and brought that to that patient population in congenital adrenal hyperplasia. So, we’re well skilled here and experienced when it comes to looking at programs in this space.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

And likewise, on the commercialization side of things, and we’ve heard – you’ve heard from us over the past couple of years and we’ve talked about the launch of rare disease medicine, there’s always ebbs and flows when it comes to start forms as well as patients coming in and off of therapy. And what we’ve seen thus far across our diligence is all the profile aspects of a potential blockbuster in the making with VYKAT XR. So we’re very pleased overall with the data that we’ve seen through launch and leading through all the information that we’ve reviewed thus far and the data in 2026. So very good view there overall.

In terms of Europe, we have no plans for bringing this medicine into Europe at the moment. Our deal value and model only contemplated the US opportunity. And this was deliberate and intentional and very much the same way we’ve talked about CRENESSITY. You only get one time to launch a medicine. In a rare disease that’s even more important. Each patient is important as you think about the early years of the launch. So right now, the focus is just on the US opportunity creating or continuing to leverage the momentum the team developed in 2025 for 2026 and beyond.

Paul Matteis	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Is that because of MFN risk, Kyle?

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

No, that’s certainly just looking at making sure that we continue focusing on the US launch. In rare disease, each patient is important and you want to make sure that you’re able to leverage all the things that you started at the beginning of the launch without missing a beat. So it really is just the continuity of what the team has created on the side of Soleno and continuing that momentum in 2026.

Paul Matteis	Q
Analyst, Stifel, Nicolaus & Co., Inc.
Okay. Thank you.
Operator: We’ll take our next question from Tazeen Ahmad with Bank of America. Your line is open.
Jeremiah Lorentz	Q
Analyst, BofA Securities, Inc.
Hi, this is Jeremiah on for Tazeen. Thanks for taking our question and congrats on the update today. I just wanted to ask a quick question on – once the VYKAT XR launch is fully in Neurocrine’s hands, what are the key focuses that the sales team will look to key in on in order to continue a strong launch?

And then maybe just a follow up on the prior question, just regards to how you guys are thinking about long term persistence of the therapy? Just how that factors into your peak sales expectations? Thanks.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Thanks, Jeremiah. Maybe I’ll pass this question to Eric. Eric, would you like to share your thoughts?

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

Eric S. Benevich	A
Chief Commercial Officer, Neurocrine Biosciences, Inc.

Yeah. Good morning. So, just want to reiterate how excited we are about the opportunity to build on the great work that the Soleno team has done launching VYKAT XR. And certainly, it’s still very early in its commercial ramp. We’re excited with what we saw in 2025 in terms of the receptivity, and the uptake, and I recognize though, that there’s still a long way to go, given the size of the PWS patient population, and the significant unmet need.

One of the things that we’ve seen is that there’s still need for ongoing education in the endocrinology community to help the providers really understand, I think the full range of impact of hyperphagia. It’s not just the insatiable hunger that these patients experience, but really the behavioral aspects that need to be fully appreciated, the preoccupation with food, the drive to consume food, all the behavioral problems that come from this. And then, of course, the over eating and, all the way to the point of morbid obesity or even gastric rupture or choking.

So, we recognize that the Soleno team has done a great job thus far, but there’s still a lot of people to reach and educate in the community. And so, I think that’ll be one of the focuses as we go forward for sure.

Operator: We’ll move next to Phil Nadeau with TD Cowen. Your line is open.

Phil Nadeau	Q
Analyst, TD Cowen
Good morning, I’ll just add our congratulations on the deal. Two questions from us. So first, following up on the last question, it’s our impression that most patients here are diagnosed and either treated at an expert center or institutionalized. In your prepared remarks, you talked about reaching additional patients. So, can you give us some sense of where those additional patients are and what proportion of the market you think Neurocrine can reach that perhaps Soleno couldn’t?

And then second, maybe more detailed question. I think Soleno’s guided to a 1,000 patients start forms within the first 12 months of launch. What’s your confidence that that number will be hit? Thank you.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.
Eric, you want to comment on this?
Eric S. Benevich	A
Chief Commercial Officer, Neurocrine Biosciences, Inc.

Sure. Yeah. Let me take the second part of the question first. Our confidence is high. Obviously, we did substantial diligence and, looking at all aspects of the commercial opportunity here and we recognize that, as I mentioned earlier, it is still early in the commercial ramp.

We see some similarities to our experience with CRENESSITY in the sense of, there are some centers and some practices that have a concentration of these PWS patients, but there also is what we call a long tail of patients that are being cared for in community practices. And certainly, those are – the majority of patients are sort of outside of these centers of excellence or of these more concentrated practices.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

So it takes time to reach them all. And we also see that similar to what we see in the opportunity with CRENESSITY in CAH that these patients aren’t necessarily seeing the providers frequently over the course of the year. So, there might be only one or two times per year that they’re seeing their endocrinologist. And so, we have to make sure that, that VYKAT XR is top of mind when they do have those interactions.

So, certainly there’s a lot of opportunity here and in terms of reaching the patients and reaching that opportunity, we’ll be continuing to look at how VYKAT XR is resourced. But, obviously, we feel like the Soleno team has done a great job thus far of getting out there and driving the awareness and the education in those community practices, and in those centers of excellence.

And, we think that certainly, we can build on the work that – the excellent work that the Soleno team has done to be able to reach the vast majority of these patients that need treatment over time.

Maybe just a comment here real quickly to tie a bow on this. There’s going to be a lot of things we’re not going to be able to talk about near term views on the opportunity, just because we don’t – we haven’t officially acquired the company yet, but our diligence uncovered that we have very good view on the long term opportunity here and we do believe VYKAT XR has all the hallmarks of a blockbuster medicine and that’s what we’re keeping our eye on.

Phil Nadeau	Q
Analyst, TD Cowen

Fair enough. Thanks for taking our question.
Operator: We’ll take our next question from Brian Abrahams with RBC Capital Markets. Your line is open.
Brian Abrahams	Q
Analyst, RBC Capital Markets LLC

Hey, good morning. Thanks for taking my question. Maybe building on the last question, just wondering if you can talk a little bit more specifically on how much overlap there is on the call points between CAH and Prader-Willi and maybe quantify the potential for synergies there? And then I guess I’m also curious how this transaction might affect your future capital deployment strategy whether it changes your plans to reinvest about 35% of your revenue in internal R&D. Thanks.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Maybe I’ll start the question and then I’ll turn it over to Matt to share a few of his thoughts here. Just on the synergy piece, just to point out, our view right now, just to frame it as this is less of a cost synergy play as it is – as much as it is about adding an additional first-in-class medicine to accelerate our revenue growth and diversification objectives. But of course, there is synergy here. One that relates to two organizations working in the endocrinology and rare disease space. And I’ll just call out here, I think what Neurocrine brings and what Soleno brings, when we combine the companies is certainly commercial scale. I think Neurocrine also offers medical capabilities across endocrinology and rare disease that we’ll be able to leverage moving forward.

And then if you think about some of the areas that we’ve excelled in, at least in my view, for INGREZZA and CRENESSITY, these are both, let’s say, similar disease states in terms of being first-in-class, things like patient finding activities, diagnosis, education for healthcare providers as well as patients and then access. These are things that I think one plus one is going to be greater than two, bringing our medicines together and we’ll be able to leverage moving forward.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

Now, we haven’t gone through the overlap here exactly on the prescribers, that’s something that we’ll get into over the coming weeks and certainly post-close. Matt, you have any thoughts?
Matthew C. Abernethy	A
Chief Financial Officer, Neurocrine Biosciences, Inc.

No, this is a great transaction. And our capital deployment strategy is not going to change as a result of this highly profitable immediately from day one. And we all feel really fortunate to have this product in our hands.

Operator: We’ll move next to Corinne Johnson with Goldman Sachs. Your line is open.
Corinne Johnson	Q
Analyst, Goldman Sachs & Co. LLC

Good morning, everyone. Maybe you could speak to the confidence that you have in the patent protection into – I think you said that 2040 is – I think Soleno was citing 2035. So, could you just speak to kind of your confidence with the IP there? Thanks.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

I appreciate the question, this is Kyle. One of the things that I was pleasantly surprised when we got into diligence is how like-minded both our organizations are in protecting intellectual property and discoveries that have come out of the program. And in the course of our diligence, we’re able to uncover a pretty robust patent estate, and that gives us confidence that we believe that we’ll have exclusivity out to the mid-2040s. So very excited to see that, and it’s very consistent what we’ve seen across the robustness of their program ranging from clinical etcetera. They’ve done a really excellent job there.

Corinne Johnson	Q
Analyst, Goldman Sachs & Co. LLC

Thanks.
Operator: We’ll move next to Corey Kasimov with Evercore ISI. Your line is open.
Cory Kasimov	Q
Analyst, Evercore ISI

Hey, good morning, guys. Thanks for taking the question. I know you said the deal is immediately accretive to the top line, but over the short to intermediate term, how are you thinking about accretion dilution with regards to the bottom line here? Thank you.

Matthew C. Abernethy	A
Chief Financial Officer, Neurocrine Biosciences, Inc.

It’s immediately accretive post close in 2026. It’s already generating cash and we won’t be diluting shareholders by issuing shares here. This is all cash transaction with a modest level of pre-payable debt. So, do feel like this is going to generate nice bottom line growth. But as Kyle said, this is all about revenue. This is about helping more patients. And that’s what our main focus is going to be on.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

Cory Kasimov	Q
Analyst, Evercore ISI

That’s great. Thank you.
Operator: We’ll move next to Anupam Rama with JPMorgan. Your line is open.
Joyce Zhou	Q
Analyst, JPMorgan Securities LLC

Hi, this is Joyce on for Anupam. Thanks for taking our question. If I can follow up on the EU for a sec. I understand, you guys have no plans for the EU, but are you looking specifically to partner out the EU rest of world opportunity? Thanks so much.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Yeah, we’ll evaluate that as time moves along. Right now, it really is about focusing our team’s effort on continuing the momentum from 2025 moving forward. And we’ll have plenty of opportunity to understand the opportunities to bring this important medicine to other jurisdictions down the road.

Operator: We’ll move next to Josh Schimmer with Cantor. Your line is open.
Josh Schimmer	Q
Analyst, Cantor Fitzgerald & Co.

Great. Thanks for taking the questions. First, how do you get comfortable that the safety profile of VYKAT XR is going to remain adequate to support meaningful adoption going forward, considering some of the issues that have been very prominently discussed? And then while you’ve noted that European launch is not a focus for the company, do you expect the European approval on this review? And if so, will you be launching in Europe or not?

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

First, thanks, Josh, appreciate the questions here. This is Kyle, maybe I’ll start with your first question. Obviously, we had a very large team diligence the program, just as we would for any clinical commercial stage asset. And we had the luxury here to be able to review over 50 years of diazoxide safety, tolerability and efficacy data. And all those elements are pretty well characterized over the many decades of use. Really the focus then from our view on perspective was looking at the placebo controlled, as well as the open label extension data and with that leading up to the NDA review. We had patients or Soleno had patients on medicine for over 4.5 years. So we have a pretty good feel for this medicine versus if it was another one that was first entering the marketplace. And it gives us great confidence in the safety and tolerability as well as the efficacy that we see in the Prader-Willi syndrome patient population, which is quite robust.

So overall, the risk benefit profile is quite favorable for patients with Prader-Willi syndrome. And as we’ve discussed here in a couple of different questions, this is a very complex, serious disease, and we think that this medicine fits nicely and will serve as a nice foundational medicine for patients for many decades. We’re excited what we have here in VYKAT XR.

In terms of your EU question, I think we’ll continue to evaluate what happens with the current review in Europe, but right now, it really is making sure that we continue the good success that the team had generated inside of Soleno last year and making sure that we’re doing all that we can for patients here now, especially as we move through what we will call your typical integration.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

We don’t want to have any efforts that will dilute the good commercial success that the team has seen thus far.
Josh Schimmer	Q
Analyst, Cantor Fitzgerald & Co.

Thank you very much.

Operator: We’ll take our next question from Mohit Bansal with Wells Fargo. Your line is open.

Mohit Bansal	Q
Analyst, Wells Fargo Securities LLC

Great. Thank you very much for taking my question and congrats on the deal. So when we did our due diligence, there were a couple of topics which came across. So number one was that it takes a while for patient to realize a BMI benefit here, and that could impact persistence. And then number two, does the monitoring requirement with edema are – not official requirement but monitoring of edema could be important given that this is a very complicated disease.

So, keeping those two things in mind, how do you think about the expansion of this drug beyond the KOL centers and then going into community because that seemed to be a challenge when we spoke to KOLs last week or so? Thank you.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Thanks. This is Kyle. I’ll take the question here a bit and I’ll see if Sanjay has a couple of remarks to add. I think when it comes to diazoxide and what we’ve seen thus far from the data set, I think it’s important to appreciate that this is not a medicine for weight loss. This is a medicine that treats the hyperphagia that’s associated with Prader-Willi syndrome. So, as such, we’re not looking for necessarily the opportunity to have patients lose weight here, although if you start patients younger at a lower BMI, you can maintain their weight over time. And that would be something that we would look at moving forward.

So I think that’s point number one. On the other point, in terms of safety, if you will, we’re talking about fluid retention, and hypoglycemia primarily. These are things that are monitorable and also reversible if needed by discontinuing or lowering the dose. So these are things that we’ll be looking at moving forward.

Certainly, there’s going to be a very significant education component here. Soleno’s done a great job of starting that process, and we’ll look to continue to evolve that. And when you’re working in these rare disease spaces, you have to make sure that you’re open to continuously learning and adapting your education over time. And these are things that we’ll do to optimize the messaging and hopefully allow us to reach even more patients as time moves along. Let me ask Sanjay if he has anything to add?

Sanjay Keswani	A
Chief Medical Officer, Neurocrine Biosciences, Inc.

Thank you, Kyle. I just want to emphasize that this medication impacts are defining symptom of the disease, which is hyperphagic behavior or food seeking behaviors. And this has enormous impact on both the patient and their family completely independent of weight. What was interesting when we looked at the clinical data was that weight was actually prevented in terms of increase. So, that was actually very reassuring as well. And then obviously, when thinking about a safety profile, we’re looking at efficacy, and also the severity of the disease. So, we’re very comfortable with the risk benefit profile that we’ve seen.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

Mohit Bansal	Q
Analyst, Wells Fargo Securities LLC
Helpful. Thank you.
Operator: We’ll move next to David Amsellem with Piper Sandler. Your line is open.
David Amsellem	Q
Analyst, Piper Sandler & Co.

Thanks. So can you comment on overall access, the mix between Medicaid and commercially covered patients, and how are you feeling based on your diligence regarding access and the extent to which you think there needs to be more improvements in the access paradigm once you take over the asset. Thanks.

Kyle W. Gano	A
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.
Thanks. I appreciate the question. Eric, would you want to comment on this?
Eric S. Benevich	A
Chief Commercial Officer, Neurocrine Biosciences, Inc.

Yeah, this is – so far what we’ve seen is that access has been really great in terms of getting prescriptions reimbursed. The majority, these patients are either commercially insured or via Medicaid. That is a similar payer mix to what we see with CRENESSITY in CAH. And similar to what we’re seeing with CRENESSITY, they’ve had a very high rate of reimbursed prescriptions in 2025. So, we feel good about the reimbursement. Certainly, it appears that payers recognize the severity of hyperphagia in PWS. And thus, far they’ve been reimbursing these claims initial fills as well as reauthorizations.

And so, that’s something you have to monitor closely as we go forward with the launch but so far so great with VYKAT XR. So that’s part of the enthusiasm that we have and why we feel like this certainly has blockbuster potential.

David Amsellem	Q
Analyst, Piper Sandler & Co.
Thank you.
Operator: And at this time, I would like to turn it back to Kyle Gano for any additional or closing remarks.
Kyle W. Gano
President, Chief Executive Officer & Director, Neurocrine Biosciences, Inc.

Thanks again, everyone, for joining this morning. It’s really been an exciting time here at Neurocrine to talk about VYKAT XR, a first-in-class medicine for the hyperphagia associated with Prader-Willi syndrome. It really sets nicely with what we’ve done with CRENESSITY and INGREZZA also first-in-class medicines and our commitment to bring transformative medicines forward for patients and their families.

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Neurocrine Biosciences, Inc. (NBIX) Acquisition of Soleno Therapeutics by Neurocrine Call	Corrected Transcript 06-Apr-2026

If I could just leave you with a couple of thoughts. We believe that VYKAT XR is well on its way to becoming a blockbuster medicine. It has durable revenue that will continue, we believe, out to the mid-2040s. And it is an excellent strategic fit as you’ve heard from many of us here this morning. So, we’re excited to continue this dialogue with you all as we move through this period of time as we close on this transaction. But it’s exciting day for Neurocrine, the Prader-Willi community and shareholders. We look forward to catching you – catching up with you all in the coming weeks. Goodbye for now.

Operator: Thank you. This brings us to the end of today’s meeting. We appreciate your time and participation. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of each of Soleno and Neurocrine, including statements relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 5, 2026, by and among Soleno, Neurocrine, and the other parties thereto (the “Merger Agreement”), including the anticipated occurrence, manner and timing of the proposed tender offer; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement; the possibility of any termination of the Merger Agreement; the prospective benefits of the proposed transaction; Neurocrine’s strategy, plans, objectives, expectations (financial or otherwise) and intentions with respect to its future financial results and growth potential, anticipated product portfolio, development programs and patent terms; the estimated occurrence of PWS; the estimated U.S. population of PWS patients; and other statements that are not historical facts. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “will,” “would” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer; uncertainties as to how many of Soleno’s stockholders will tender their stock in the offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions in the Merger Agreement may not be satisfied or waived; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the transaction does not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Neurocrine will not be able to integrate Soleno successfully or that such integration may be more difficult, time-consuming or costly than expected; disruption from the proposed transaction, making it more difficult for either company to conduct business as usual or maintain relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed transaction on the market price of Neurocrine’s common stock and/or Neurocrine’s operating results, including the possibility that if the parties do not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Neurocrine’s common stock could decline; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; Neurocrine’s ability to fund the proposed transaction; the time-consuming and uncertain regulatory approval process; the degree and pace of market uptake of Soleno’s commercial product, VYKATTM XR (diazoxide choline); the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of Neurocrine’s cash flows and capital resources; Neurocrine’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Neurocrine and Soleno, including those described from time to time under the caption “Risk Factors” and elsewhere in Neurocrine’s and Soleno’s respective filings and reports with the U.S. Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and other filings filed with the SEC, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by Neurocrine and its acquisition

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subsidiary, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Soleno. Any forward-looking statements are made based on the current beliefs and judgments of Neurocrine’s and Soleno’s respective management teams, and the reader is cautioned not to rely on any forward-looking statements made by Neurocrine or Soleno. Except as required by law, Neurocrine and Soleno do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Additional Information about the Acquisition and Where to Find It

The tender offer for all of the outstanding shares of Soleno described in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Neurocrine and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. A solicitation and offer to purchase outstanding shares of Soleno will only be made pursuant to an offer to purchase and related tender offer materials that Neurocrine and its acquisition subsidiary intend to file with the SEC. At the time that the tender offer is commenced, Neurocrine and its acquisition subsidiary will file a tender offer statement on Schedule TO, and Soleno will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF SOLENO ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF SOLENO SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal) will be made available at no expense on Neurocrine’s website at neurocrine.com/investors and (once they become available) will be mailed to the stockholders of Soleno free of charge. The Solicitation/Recommendation Statement and other documents filed with the SEC by Soleno will be available at no expense at Soleno’s website at investors.soleno.life. The information contained in, or that can be accessed through, Neurocrine’s and Soleno’s respective websites are not a part of, or incorporated by reference herein. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. Copies of those offer documents and all other documents filed by Neurocrine and Soleno will be made available at no charge by directing a request to the information agent for the tender offer, which will be named in the Schedule TO. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Neurocrine and Soleno each file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Neurocrine or Soleno with the SEC for free on the SEC’s website at www.sec.gov.

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